

September 25, 2012

Via E-Mail
Samuel S. Asculai
Chairman and Chief Executive Officer
Enhance Skin Products Inc.
100 King Street West, 56th Floor
Toronto, Ontario M5X IC9, Canada

> **Re: Enhance Skin Products Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C**
> **Filed September 10, 2012**
> **File No. 000-52755**

Dear Mr. Asculai:

We have reviewed your filing and have the following comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C

General

1. Please include interim financial statements for Enhance Skin Products, Inc. for the period ended July 31, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

ARI, page 5

2. We note your response to comment 3 in our letter dated July 20, 2012. Please disclose in the summary section that ARI's auditor has issued a going concern opinion.

Risk Factors (see "Risks Relating to the Merger" on page 65 through 67, inclusive), page 11

3. We note disclosure that ARI has "not experienced substantial growth during the past 2 years." Please revise to disclose that ARI is a development stage company with no revenue since its formation.

The Companies, page 12

Enhance Skin Products, page 12

4. Please disclose the amount of your revenue and accumulated losses.

Operating Results, page 18

5. Please revise the table on page 18 to present the net loss for the year ended April 30, 2012. In addition, you currently disclose in the table that you had negative assets as of April 30, 2011. Please revise as necessary.

Pro Forma Unaudited Balance Sheet and Statement of Operations, page 69

6. We have reviewed your response to prior comment 15 from our letter dated July 20, 2012. Please update your pro forma financial statements to provide a pro forma balance sheet as of July 31, 2012 and a pro forma statement of operations for the quarter ended July 31, 2012. You should also continue to present the pro forma statement of operations for the year ended April 30, 2012. See Rule 8-05 of Regulation S-X.

7. Please further enhance the notes to the pro forma financial statements to clearly show how you arrived at each adjustment amount, so that readers may recalculate each amount presented. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

8. We have reviewed your response to prior comment 16 from our letter dated July 20, 2012. We note that Item 14(b)(9) and (10) of Schedule 14A refers to Item 301 of Regulation S-K. While smaller reporting companies are not required to provide the information set forth in Item 301 of Regulation S-K, there does not appear to be an exception for Item 14(b)(9) and (10) of Schedule 14A. In this regard, please address how you have complied with the requirements pertaining to historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A.

9. Please present pro forma earnings per share amounts on the face of your pro forma statement of operations. In the notes to the pro forma financial statements, please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please also disclose any shares not included for anti-dilution reasons.

Item 10. Directors, Executive Officers and Corporate Governance, page 22

10. In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions . . ., page 30

11. We note the disclosure of your CEO's advances to the company in the amount of $173,105 on page 7 in the "Advances Related Party" section. In future filings, please also include your related party transactions in this section.

Age Reversal, Inc., page 33

Business, page 33

Contracts, page 33

12. We note your response to comment 11 in our letter dated July 20, 2012. We note disclosure on page 33 that ARI desires to sell "nutraceuticals". We also note disclosure on page 34 that Biomind will "identify certain nutraceutical and cosmeceutical products." Please describe in clear, concise, non-technical language the business in which you are engaged or intend to engage. Your current disclosure in this regard is unclear.

Unaudited Financial Statements of Age Reversal, Inc. for the Six Months Ended June 30, 2012

General

13. Given your status as a development-stage enterprise, please present a statement of stockholders' equity that includes all activity from your inception through June 30, 2012. Refer to ASC 915-215-45-1.

Condensed Statement of Operations, page 91

14. Please also include a statement of operations for the six months ended June 30, 2011. Refer to Rule 8-03 of Regulation S-X.

Form 10-K for the Fiscal Year Ended April 30, 2012

Item 1. Business

15. In future filings, please revise this section to eliminate references to the safe harbors set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act. These safe harbor provisions do not apply to statements made by penny stock issuers. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Raw Materials and Suppliers, page 5

16. We note disclosure that you secure your supply of hyaluronan from a fermentation expert. Please provide the name of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters . . ., page 5

17. In future filings, please disclose the range of high and low bid information for your common stock for the last two fiscal years. See Item 201(a)(1)(iii) of Regulation S-K.

18. In future filings, please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 25

19. In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions . . ., page 31

20. We note the disclosure of your CEO's advances to the company in the amount of $173,105 on page 7 in the "Advances Related Party" section. In future filings, please also include your related party transactions in this section.

Signatures, page 33

21. We note that your executive officer has signed the annual report on Form 10-K on behalf of the registrant, but he does not appear to have signed individually in his various capacities as your principal executive officer, your principal financial officer and your principal accounting officer or controller. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings, please ensure that your filings are properly executed.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

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        Thomas E. Stepp, Jr.,Esq.